Mail Stop 3030

January 30, 2009

Andrew J. Fromkin
President and Chief Executive Officer
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, Massachusetts 02458

> **Re:** **Clinical Data, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 13, 2009**
> **File No. 333-156011**

Dear Mr. Fromkin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   We note your response to prior comment 1. Please reconcile your disclosure in footnote (1) to the fee table that there are 17,037,928 Avalon shares outstanding excluding the shares held by Clinical Data with the disclosure on page 60 that there are 16,190,412 Avalon shares outstanding excluding the shares held by Clinical Data.

Andrew J. Fromkin
Clinical Data, Inc.
January 30, 2009
Page 2

Material United Stated Federal Income Tax Consequences…, page 83

2.   Expand the disclosure to state whether or not an opinion of counsel was sought
        with regard to the tax consequences discussion on page 88. Identify counsel, and
        explain why the tax consequences of the receipt of stock under the CVR
        agreement is "uncertain" and counsel cannot render an opinion on this issue. For
        example, is the law unclear? Are the relevant facts unknown? Provide similar
        disclosure for why the tax character of any gain is uncertain. Also explain to
        shareholders when and how they will be able to determine the appropriate tax
        treatment. Is it when and if they actually receive shares? It is not clear why you
        strongly advise them to consult their own tax advisors if the issues are uncertain.
        Also file a tax opinion as an exhibit pursuant to Item 601(b)(8) of Regulation S-K,
        or tell us why you believe no opinion is required.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility
     for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the
     federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your submission or in response to our comments on your submission.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director